UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-38176

Venator Materials PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Titanium House, Hanzard Drive, Wynyard Park

Stockton-On-Tees, TS22 5FD, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☐ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VENATOR MATERIALS PLC ANNOUNCES GENERAL MEETING RESULTS

December 21, 2023, General Meeting Results

A General Meeting of Shareholders (the “GM”) of Venator Materials PLC (the “Company”) was held on December 21, 2023.

The Company’s shareholders voted on the following proposals at the GM and cast their votes as follows:

Proposal 1	The vote to adopt the draft articles of association produced to the GM in substitution for, and to the exclusion of, the Company's existing articles of association was approved, as set forth below:

	For	Against	Abstain
	98,166,550,857	28,502,798	2,648,061

Proposal 2	The vote to authorize the directors to disapply preemptive rights with respect to the allotment of equity securities pursuant to the authority granted by Proposal 4 was approved, as set forth below:

	For	Against	Abstain
	98,000,059,180	194,988,007	2,654,529

Proposal 3	The vote to consolidate (such transaction, the “Share Consolidation”) 108,050,720,916 ordinary shares of $0.001 each in the issued share capital of the Company into 785,692 ordinary shares of $137.523 each (the “New Ordinary Shares”) with effect from the date determined for the Share Consolidation by the board of directors of the Company was approved, as set forth below:

	For	Against	Abstain
	98,166,502,510	28,556,794	2,642,412
Proposal 4

The vote to authorize the directors to allot ordinary shares in the Company, and/or grant rights to subscribe for, or to convert securities into, New Ordinary Shares in the Company, up to an aggregate nominal amount of $14,040,549, was approved, as set forth below:

	For	Against	Abstain
	98,000,099,710	194,959,495	2,642,511

The foregoing summary of the proposals adopted at the GM does not purport to be complete and is qualified in its entirety by reference to the full text of each proposal described and discussed in greater detail in the notice of general meeting that was distributed to shareholders of the Company on December 6, 2023.

Exhibit Numbers	Descriptions of Exhibits
1.1	Amended and Restated Articles of Association of Venator Materials PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 21, 2023	VENATOR MATERIALS PLC

/s/ SEAN PETTEY
Name: Sean Pettey
Tile: Assistant General Counsel, Corporate and Assistant Secretary